Exhibit 11-1
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS
Earnings Per Share of Common Stock and Common Stock Equivalents
($ and shares in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Net income applicable to common stock	$21,432	$1,001	$57,082	$41,672

Average number of common shares outstanding	16,966	16,772	16,929	16,802

Net income per share — Basic	$1.26	$0.06	$3.37	$2.48

Average number of common shares outstanding	16,966	16,772	16,929	16,802
Add: Assumed exercise of stock options and vesting of stock grants	368	155	348	178

Common and common equivalent shares outstanding	17,334	16,927	17,277	16,980

Net income per share — Diluted	$1.24	$0.06	$3.30	$2.45